

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Terrence W. Cavanaugh
President and Chief Executive Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

  Re: **Erie Indemnity Company**
    Information Statement Pursuant to Section 14(c) of the
    Securities Exchange Act of 1934
    Filed March 1, 2011
    File No. 000-24000

Dear Mr. Cavanaugh:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Jeffrey Riedler
        Assistant Director

cc: Michael C. Donlon (Jaeckle Fleishmann & Mugel, LLP)